Exhibit 99.18

CONSENT OF MARINUS ANDRE (ANDRE) DE RUIJTER, P.ENG.

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Goldcorp Inc. (the “Company”) for the year ended December 31, 2016 (collectively, the “Annual Report”), I, Marinus Andre (Andre) de Ruijter, P.Eng., consent to (i) the use of and reference to the technical report dated 31 December, 2015, entitled “Peñasquito Polymetallic Operation, Zacatecas State, Mexico, NI 43-101 Technical Report” (the “Technical Report”), or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me, (ii) the use of and references to my name, including as an expert or “qualified person”, in connection with the Annual Report and the Technical Report, and (iii) the information derived or summarized from the Technical Report that is included or incorporated by reference in the Annual Report and any of the exhibits thereto.

I also hereby consent to the incorporation by reference of such information contained in the Annual Report and exhibits thereto into Registration Statement Nos. 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116, 333-188805, 333-195816 and 333-213153 on Form S-8, No. 333-207371 on Form F-3 and No. 333-211892 on Form F-10 of the Company.

Date: March 16, 2017

/s/ Andre De Ruijter
Name:	Andre De Ruijter, P.Eng.